SECURITIES AND EXCHANGE COMMISSION

Washington DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 AND 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For 14 March 2008

InterContinental Hotels Group PLC
(Registrant's name)

67 Alma Road, Windsor, Berkshire, SL4 3HD, England
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F           Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes           No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable

EXHIBIT INDEX

Exhibit Number	Exhibit Description
99.1	Total Voting Rights dated 29 February 2008
99.2	Transaction in Own Shares dated 03 March 2008
99.3	Transaction in Own Shares dated 05 March 2008
99.4	Transaction in Own Shares dated 07 March 2008
99.5	Director/PDMR Shareholding dated 11 March 2008
99.6	Transaction in Own Shares dated 11 March 2008
99.7	Transaction in Own Shares dated 13 March 2008

99.1

InterContinental Hotels Group PLC

Transparency Directive Announcement

Date of Notification

29 February 2008

InterContinental Hotels Group PLC – Voting Rights and Capital

In accordance with Disclosure and Transparency Rule 5.6.1 InterContinental Hotels Group PLC would like to notify the market of the following:

As at 29 February 2008, InterContinental Hotels Group PLC’s issued capital consists of 294,739,048 ordinary shares with voting rights. The Company does not hold any shares in Treasury.

The above figure, 294,739,048 may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, InterContinental Hotels Group PLC under the FSA’s Disclosure and Transparency Rules.

END

99.2

3 March 2008

Intercontinental Hotels Group plc: Purchase of Own Shares

Intercontinental Hotels Group plc announces that it has today purchased for cancellation 200,000 of its ordinary shares at a price of 765.75286p per share.

END

99.3

5 March 2008

Intercontinental Hotels Group plc: Purchase of Own Shares

Intercontinental Hotels Group plc announces that it has today purchased for cancellation 200,000 of its ordinary shares at a price of 793.145118p per share.

END

99.4

7 March 2008

Intercontinental Hotels Group plc: Purchase of Own Shares

Intercontinental Hotels Group plc announces that it has today purchased for cancellation 250,000 of its ordinary shares at a price of 791.781094p per share.

END

99.5

11 March 2008

INTERCONTINENTAL HOTELS GROUP PLC

Notification of transactions of directors, persons discharging managerial responsibility or connected persons

In respect of the conditional rights over InterContinental Hotels Group PLC (“Company”) ordinary shares awarded to a number of participants in the Company’s Annual Bonus Plan (formerly the Short Term Deferred Incentive Plan) in 2006, the Company was notified on 10 March 2008, that the following numbers of shares (net of income tax liabilities) were transferred for no consideration from the Company’s Employee Share Ownership Trust to the following directors and other persons discharging managerial responsibility on 10 March 2008:

Director	Number of shares transferred

Andrew Cosslett	17,013
Stevan Porter	10,348
Richard Solomons	10,875

Other Persons Discharging Managerial Responsibility

Peter Gowers	10,065
Richard Winter	8,009

---------------Ends--------------

Name of Contact for this RNS Announcement:

Patrick Hartrey                                   Tel: 01753 410 244

Company Secretariat

InterContinental Hotels Group PLC

END

99.6

11 March 2008

Intercontinental Hotels Group plc:  Purchase of Own Shares

Intercontinental Hotels Group plc announces that it has today purchased for cancellation 150,000 of its ordinary shares at a price of 780.439693p per share.

END

99.7

13 March 2008

Intercontinental Hotels Group plc:  Purchase of Own Shares

Intercontinental Hotels Group plc announces that it has today purchased for cancellation 84,795 of its ordinary shares at a price of 765.993891p per share.

END

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

InterContinental Hotels Group PLC
(Registrant)

By:	/s/ C. Cox
Name:	C. COX
Title:	COMPANY SECRETARIAL OFFICER

Date:	14 March 2008